UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2002

GRUPO TELEVISA, S.A.
(Translation of registrant's name into English)

Av. Vasco de Quiroga No. 2000, Colonia Sante Fe 01210 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No X

(If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82 ____.)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.
(Registrant)

Dated: March 5, 2002

By /s/ Jorge Lutteroth Echegoyen
Name: Jorge Lutteroth Echegoyen
Title: Controller, Vice-President

Televisa

FOR IMMEDIATE RELEASE

GRUPO TELEVISA, FIRST MEXICAN CORPORATE TO PRICE 30-YEAR SENIOR NOTES

Mexico City, March 4, 2002 – Grupo Televisa, S.A. (NYSE:TV; BMV:TLEVISA CPO) today announced that it successfully priced a U.S. $300 million 30-year Senior Notes offering with a coupon rate of 8.50%. The Notes were priced at 99.431% for a yield to maturity of 8.553% or 305 basis points over a comparable U.S. Treasury bond. The Senior Notes mature on March 11, 2032.

The transaction was priced at a record 47.3 basis points above the yield on the UMS 2031 sovereign benchmark security given at five times over subscription by predominantly U.S. High Grade institutional investors.

Importantly, with this transaction, Grupo Televisa becomes the first Mexican Corporate to issue 30-year Senior Notes, demonstrating the Company's leadership as well as the strength of its financial profile.

A portion of the proceeds from the Senior Notes will be used to refinance Televisa's U.S.$276 million one-year bridge loan, in which the Company entered into in December 2001 to finance its increased investment in Univision.

The securities have not been registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Grupo Televisa S.A., is the largest media company in the Spanish-speaking world, and a major player in the international entertainment business. It has interests in television production and broadcasting, programming for pay television, international distribution of television programming, direct-to-home satellite services, publishing and publishing distribution, cable television, radio production and broadcasting, professional sports and show business promotions, paging services, feature film production and distribution, dubbing, and the operation of a horizontal Internet portal. Grupo Televisa also has an unconsolidated equity stake in Univision, the leading Spanish-language television company in the United States.

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Grupo Televisa, S.A. Av. Vasco de Quiroga 2000 C.P. 01210 México, D.F

Contacts:

In Mexico:
Alberto Islas
Grupo Televisa, S.A.
Av. Vasco de Quiroga No. 2000
Colonia Santa Fe
01210 México, D.F.
(5255) 5261-2000

In U.S. & Europe:
Adam Miller / Robert Malin
The Abernathy MacGregor Group
501 Madison Avenue
New York, NY 10022
(212) 371-5999